

10030066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 24 2010

Washington, DC

SEC FILE NUMBER
8- 52570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratton Capital Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Manning 212 605-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ives & Sultan, LLP
(Name – *if individual, state last, first, middle name*)

100 Crossways Park Dr. W.	Woodbury,	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

417

OATH OR AFFIRMATION

I, Michael J. Manning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stratton Capital Management, Ltd., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FARRAH DUPLESSIS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DU6176848
QUALIFIED IN KINGS COUNTY
COMMISSION EXP. NOVEMBER 5, 2011

Notary Public

Signature

Title: President

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

STRATTON CAPITAL MANAGEMENT, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

STRATTON CAPITAL MANAGEMENT, LTD.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

Table of Contents

REPORT ON AUDIT OF FINANCIAL STATEMENTS

IVES & SULTAN, LLP
Certified Public Accountants

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Board of Directors
Stratton Capital Management Ltd.
New York, New York

We have audited the accompanying statements of financial condition of Stratton Capital Management, Ltd. as of December 31, 2009 and 2008 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratton Capital Management, Ltd., as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

IVES & SULTAN LLP
Certified Public Accountants

February 11, 2010

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

Assets	2009	2008
Assets		
Cash and Cash Equivalents *(Note 1b)*	$261,041	$ 231,272
Accounts Receivable	667,600	843,900
Prepaid Expenses	18,333	12,061
Property and Equipment – Net of Accumulated Depreciation *(Note 2)*	6,724	8,932
TOTAL ASSETS	$953,698	$1,096,165

Liabilities and Stockholders' Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$ 22,915	$ 41,683
Income Taxes Payable	5,034	29,447
Liability for Pension Benefits	68,985	---
	96,934	71,130
Stockholders' Equity		
Capital Stock ($.01 par value 1,000 shares authorized Issued as Outstanding)	10	10
Paid-In Capital	75,199	75,199
Retained Earnings	824,073	949,826
Accumulated Comprehensive Income	(42,518)	---
	856,764	1,025,035
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$953,698	$1,096,165

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENT OF INCOME
YEARS ENDED DECEMBER 31,

	2009	2008
Revenues		
Commissions	$1,257,216	$1,521,368
Interest and Dividends	605	2,380
Total Revenues	1,257,821	1,523,748
Expenses		
Officer Salary	180,000	180,000
Office Salaries	273,899	277,488
Payroll Taxes	33,912	33,167
Rent and Utilities	179,300	186,888
Pension Expense	30,585	20,000
Office Expense	48,213	19,716
Telephone and Communications	16,481	15,121
Consulting	13,360	18,205
Computer Expense	6,183	6,171
Dues, Licenses and Fees	16,741	18,123
Professional Fees	70,706	83,467
Insurance	32,479	28,076
Travel and Entertainment	137,590	88,635
Depreciation	2,208	2,208
Total Expenses	1,041,657	977,265
Income before Income Taxes	216,164	546,483
Provision for Income Taxes *(Note 1d)*	21,917	48,799
Net Income	$ 194,247	$ 497,684

See accountants' audit report and accompanying notes to financial statements.

IVES & SULTAN, LLP
Certified Public Accountants

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2009

	Capital Stock	Paid-In Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2009	$10	$75,199	$949,826			$1,025,035
Net Income	---	---	194,247	194,247		194,247
Effects of Accounting Changes Regarding pension plan measurement Date Pursuant to ASC 715 Net of Tax				(7,905)	(7,905)	
Income in Net Unrecognized Loss				(18,766)	(18,766)	
Other Adjustments				(638)	(638)	
Unfunded Projected Benefit Obligation				(15,209)	(15,209)	
Comprehensive Income				151,729	(42,518)	(42,518)
Less: Stockholders' Distribution	---	---	(320,000)			(320,000)
Balance, December 31, 2009	$10	$75,199	$824,073		$(42,518)	$ 856,764

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2008

	Capital Stock	Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2008	$10	$75,199	$802,142	$877,351
Net Income	---	---	497,684	497,684
Less: Stockholders' Distribution	---	---	(350,000)	(350,000)
Balance, December 31, 2008	$10	$75,199	$949,826	$1,025,035

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2009	2008
Cash Flows From Operating Activities:		
Net Income	$194,247	$497,684
Adjustment to Reconcile Net Income		
to Net Cash Provided By (Used For) Operations:		
Depreciation	2,208	2,208
(Increase) Decrease in Assets:		
Accounts Receivable	176,300	1,135
Prepaid Expenses	(6,272)	10,941
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses	(18,768)	(4,858)
Income Taxes Payable	(24,413)	8,559
Accrued Pension Expense	26,467	---
Net Cash Provided By Operating Activities	349,769	515,669
Cash Flows From Financing Activities:		
Stockholder's Distributions	(320,000)	(350,000)
Net Increase in Cash	29,769	165,669
Cash and Cash Equivalents - At Beginning	231,272	65,603
Cash and Cash Equivalents - At End	$261,041	$231,272

Supplemental Disclosures of Cash Flow Information:

Cash Paid During The Period For:

	2009	2008
Interest	$ ---	$ ---
Taxes	$ 45,091	$ 40,240

See accountants' audit report and accompanying notes to financial statements.

IVES & SULTAN, LLP
Certified Public Accountants

1. Summary of Significant Accounting Policies

a. Type of Organization

Stratton Capital Management, Ltd. ("Stratton"), a Delaware Corporation was incorporated on January 21, 1999. Stratton was issued a broker/dealer license on November 29, 2000 by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Stratton was organized to sell private placement and related programs to qualified investors.

Stratton Capital Management does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Stratton is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

b. Cash and Cash Equivalents

Stratton includes cash on deposit, cash on hand, and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

c. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

d. Income Taxes

Effective June 30, 1999, the stockholders elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in Section 1372 of the Internal Revenue Code and applicable state statutes. Accordingly, the corporate income or loss is passed through to the stockholders who are responsible for the tax on their personal income tax returns. No provision is therefore necessary for Federal income taxes. The City of New York does not recognize the "S" election and consequently, does assess tax at the corporate level. The provision for New York City taxes on income for the years ended December 31, 2009 and 2008 are $21,917 and $48,799, respectively.

The company is subject to income tax examination from 2006 thru the current period. The company has not taken any uncertain tax positions and has not accrued any tax liabilities that may result from an income tax audit.

1. Summary of Significant Accounting Policies (Continued)

d. Income Taxes (continued)

The Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes" which clarifies how a company should measure, recognize, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company adopted FIN 48 as of January 1, 2009 and thereafter, recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's open audit periods are 2006-2009. In evaluating the Company's tax positions and accruals, taxable income, the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances, and there was no impact to the Company's financial statements as a result of the implementation of FIN 48.

2. Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expenses as incurred.

Depreciation of assets is provided on the straight-line method over the estimated useful lives of the assets, which is from three to seven years.

	Estimated Useful Lives	2009	2008
Computer Equipment	5 Years	$ 7,367	$ 7,367
Furniture and Fixtures	7 Years	5,115	5,115
		12,482	12,482
Less: Accumulated Depreciation		5,758	3,550
		$ 6,724	$ 8,932

Depreciation expense for the years ending December 31, 2009 and 2008 is $2,208.

3. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strengths of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

In 2009 and 2008, the three largest customers accounted for 99% and 80% of sales respectively.

4. Related Party Transactions

The company rents space from 985 Fifth Avenue, the home office of its sole shareholder for $53,460 and $46,485 for the years ended December 31, 2009 and 2008, respectively.

5. Net Capital Requirements

Stratton is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009 and 2008, Stratton had net capital of $164,107 and $160,142 which was $157,645 and $155,142 in excess of its required net capital of $6,462 and $5,000, respectively. Stratton's net capital ratio was 59 to 1 and 44 to 1, respectively.

6. Defined Benefit Plan

The Company sponsors a defined benefit pension plan (the pension plan) covering substantially all of its employees. Pension benefits are based on years of service and the three highest consecutive years of participation. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following tables set forth information the Company's defined benefit pension plan as of and for the years ended December 31, 2009 and 2008.

	2009	2008
Pension plan obligations and funded status:	$(552,280)	$(451,625)
Pension plan assets at fair value	478,708	444,363
Fund status	(73,572)	(7,262)
Accumulated benefit obligation at December 31,	491,120	412,328
Employer contributions	20,000	33,960
Amounts recognized in the statement of financial position consist of:		
Deficiency in plan funding	74,272	
Less: Deferred income tax benefit	(5,287)	
Liability for pension benefits	68,985	
Amounts recognized in accumulated other comprehensive income consist of:		
Net loss	$62,724	
Transition benefit asset	(18,888)	
Other changes in plan assets and benefit obligations previously recognized in changes in comprehensive income:		
Net Loss (Gain)	$21,038	
Amortization of transition benefit obligations	700	
Total recognized in other comprehensive income	21,738	
Net periodic pension cost	64,572	
Total recognized in other comprehensive income and net benefit pension cost	86,310	

6. Defined Benefit Plan (Continued)

The expected rate of return on Pension Plan assets is determined by those asset's historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

Amounts recognized in the statements of income	
Pension expense for 2009	$46,121
Adjustment in 2008 pension expense	(15,536)
Pension expense	$30,585

The Company's overall investment strategy is to achieve long-term growth with due regard to market volatility with a substantial concentration in equities and cash and cash equivalents. The target allocations for plan assets are 42% equity securities, 2% corporate bonds and 56% in cash and cash equivalents. Equity securities include investments in companies located primarily in the United States. Fixed income securities include closed end mutual funds invested in Europe.

The fair values of the Company's pension plan assets by asset category are as follows:

	2009		2008	
Asset Category	Total	%	Total	%
Cash	$266,000	55.5	$440,000	99.0
Equity Securities U.S. Companies	203,000	42.4	2,000	0.5
Fixed Income	9,000	1.9	2,000	0.5
Broad Commodities	1,000	0.2	---	0.0
	$479,000	100.0	$444,000	100.0

Amounts in accumulated other comprehensive income expected to be recognized in net periodic benefit costs over the next fiscal year:

Net gain or (loss)	$(234)
Net transition obligation	(700)

ASC 715 required to recognize the funded status of its defined plan in the Statement of Financial Position with a corresponding adjustment to accumulated other comprehensive income. The funded status is the difference between the fair value of plan assets and the benefit obligation. The adjustment to accumulated other comprehensive income at adoption represented the net unrecognized actuarial gains or losses. Future actuarial gains or losses that are not recognized as net periodic cost in the same periods will be recognized as a component of other comprehensive income. The incremental effects of adopting the provisions of ASC 715 on the Company's Statement of Financial Position at December 31, 2008 are presented in the following table.

6. Defined Benefit Plan (Continued)

Before application of statement as of December 31, 2008

	Amount	Adjustments	After application of Statement
Deferred income tax benefit	$ ---	$732	$732
Prepaid Pension costs	---	15,536	15,536
Liability for pension benefits	---	(7,272)	(7,272)
Accumulated other comprehensive income	---	(7,905)	(7,905)
Stockholders Equity	$1,025,035	(6,619)	1,018,416

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009 AND 2008

STRATTON CAPITAL MANAGEMENT, LTD

SCHEDULE I
YEARS ENDED DECEMBER 31,

	2009	2008
NET CAPITAL		
Total Assets	$953,698	$1,096,165
Less: Total Liabilities	96,934	71,130
Net Worth	856,764	1,025,035
Deductions and/or Charges		
Non-allowable Assets:		
Accounts Receivable	667,600	843,900
Prepaid Expenses - Other	18,333	12,061
Furniture and Fixtures (Net of Depreciation)	6,724	8,932
Total Deductions and/or Charges	$692,657	$ 864,893
Net Capital	$164,107	$ 160,142
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expense	$ 91,900	$ 41,683
Income Taxes Payable	5,034	29,447
Total Aggregate Indebtedness	$ 96,934	$ 71,130
Minimum Net Capital Required (Based on Aggregate Indebtedness)	$ 6,462	$4,742
Computation of Basic Net Capital Requirement		
Minimum Net Capital required	$ 5,000	$ 5,000
Excess Net Capital	$157,645	$ 155,142
Excess Net Capital at 1,000 percent	$154,414	$ 153,029
Ratio: Aggregate indebtedness to Net Capital	59.06%	44.41%
Ratio: Aggregate indebtedness to Debt-Equity	0%	0%

RECONCILIATION WITH STRATTON CAPITAL MANAGEMENT, LTD.

	2009	2008
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$213,092	$ 142,643
Audit Adjustment to Reflect Pension Accrual	(48,985)	17,499
Net Capital Per Above	$164,107	$ 160,142

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

The Board of Directors of
Stratton Capital Management Inc.
New York, New York

In planning and performing our audit of the financial statements of Stratton Capital Management, Ltd. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study on the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

IVES & SULTAN LLP
Certified Public Accountants

February 11, 2010

IVES & SULTAN, LLP

Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012   516-496-9500 Fax: 516-496-9508

To the Board of Directors of
Stratton Capital Management, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Stratton Capital Management, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating Stratton Capital Management, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Stratton Capital Management, Ltd.'s management is responsible for the Stratton Capital Management, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 , as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Ives & Sultan LLP
Certified Public Accountants

February 11, 2010

STRATTON CAPITAL MANAGEMENT, LTD.

SEC FILE NUMBER 52570
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

SIPC-7T – General Assessment	$2,783
Less amounts paid to SIPC:	
December 31, 2008	150
September 16, 2009	226
February 10, 2010	2,407
Total Payments	$2,783